SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4



                           PEAK INTERNATIONAL LIMITED
       ------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)



                                    G69586108
       ------------------------------------------------------------------
                                 (CUSIP Number)



                                December 31, 2001
       ------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

CUSIP NO.   G69586108                         13G              Page 2 of 5 Pages
           -----------------------                           -----------------

--------------------------------------------------------------------------------
1)       Names of Reporting Person.                     L-R MANAGERS, LLC
         Identification No. of                          IRS IDENTIFICATION NO.:
         Above Person (entities only)                   13-3951008
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a       (a)
         Member of a Group                      --------------------------------
         (See Instructions)                   (b)
                                                --------------------------------

                                 NOT APPLICABLE
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Citizenship or Place of
         Organization                         DELAWARE
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power                 875,692
Beneficially Owned by   --------------------------------------------------------
Each Reporting Person   (6)     Shared Voting Power               0
With                    --------------------------------------------------------
                        (7)     Sole Dispositive Power            875,692
                        --------------------------------------------------------
                        (8)     Shared Dispositive Power          0
                        --------------------------------------------------------
--------------------------------------------------------------------------------
9)  Aggregate Amount Beneficially Owned by Each                   875,695
    Reporting Person                                              (See Item 8)
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9)                      NOT APPLICABLE
    Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11) Percent of Class Represented by Amount in Row (9)
                                                                  6.9%
--------------------------------------------------------------------------------
12) Type of Reporting Person
    (See Instructions)                                            IA
--------------------------------------------------------------------------------

CUSIP NO.   G69586108                       13G              Page 3 of 5 Pages
           -----------------------                           -----------------

ITEM 1(A)       NAME OF ISSUER:

                PEAK INTERNATIONAL LIMITED (the "Issuer")

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                44091 Nobel Drive
                Fremont, California 95438

ITEM 2(A)       NAME OF PERSON FILING:

                L-R Managers, LLC ("L-R Managers")

ITEM 2(B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                320 Park Avenue, 28th Floor
                New York, New York 10022

ITEM 2(C)       CITIZENSHIP:

                Delaware limited liability company

ITEM 2(D)       TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(E)       CUSIP NUMBER:

                G69586108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

(a)   |_|   Broker or dealer registered under Section 15 of the Exchange Act

(b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act

(c)   |_|   Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)   |_|   Investment company registered under Section 8 of the Investment
            Company Act

(e)   |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)   |_|   An employee benefit plan or endowment fund in accordance with Rule
            13d-1(b)(1)(ii)(F)

CUSIP NO.   G69586108                       13G              Page 4 of 5 Pages
           -----------------------                           -----------------
(g)   |_|   A parent holding company or control person in accordance with Rule
            13d-1(b)(1)(ii)(G)

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Federal Deposit Insurance Act

(j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.         OWNERSHIP.

                As of December 31, 2001 and February 12, 2002, L-R Managers' holdings in the Issuer are as follows:

                (a)  Amount beneficially owned: 875,692 shares of Common
                Stock

                (b) Percent of class: 6.9%, based on 12,661,724 shares of the Issuer's Common Stock outstanding as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended
                December 31, 2001.

                (c)  Number of shares as to which L-R Managers has:

                    (i) Sole power to vote or direct the vote: 875,692 shares
                    (ii)   Shared power to vote or to direct the vote: 0 shares

                    (iii)  Sole power to dispose or to direct the dispostion of:
                           875,692 shares

                    (iv) Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.         OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS.

                Not applicable

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                L-R Managers is making this filing on behalf of L-R Global Partners L.P. ("L-R Global), a Delaware limited partnership, which owns
875,692 shares of Common Stock of the Issuer, which represents more than 5% of the outstanding common shares of the Issuer. L-R Global has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by L-R Global.

CUSIP NO.   44779E106                       13G              Page 5 of 5 Pages
           -----------------------                           -----------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                L-R Managers previously reported that it may be deemed to be acting as a group with respect to the securities of the Issuer due to an affiliation with Rockefeller & Co., Inc. ("R&Co."), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and J. Murray Logan, the investment manager of L-R Managers and an employee of R&Co. Effective December 31, 2001, R&Co. withdrew as a member of L-R Managers and J. Murray Logan retired from R&Co. Thus, to the extent that R&Co. and L-R Managers may have been deemed to be a group under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, such group no longer exists. All further filings with respect to transactions in the securities of the issuer will be filed, if required, by each party in its individual capacity.

ITEM 9.         NOTIFICATION OF DISSOLUTION OF A GROUP.

                See Item 8.


ITEM 10.         CERTIFICATIONS.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2002

                                                L-R MANAGERS, LLC

                                                By: /s/ J. Murray Logan
                                                   -----------------------------
                                                   Name: J. Murray Logan
                                                   Title: Investment Manager